Exhibit (h)(4)(ii)

June 30, 2012

Loomis Sayles Funds II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Loomis, Sayles & Company, L.P. (“Loomis Sayles”) notifies you that it will reduce its management fee and, to the extent necessary, bear certain expenses of the Loomis Sayles International Bond Fund (the “Fund”) through January 31, 2013 to the extent that the total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
July 1, 2012 through January 31, 2013:

Loomis Sayles International Bond Fund[1]	1.05% for Class A shares
1.80% for Class C shares
0.80% for Class Y shares

[1]	The expense caps account for advisory fees payable to Loomis Sayles. Loomis Sayles and Natixis Advisors have agreed to equally bear the waiver.

With respect to the Fund, Loomis Sayles shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s expenses fall below the annual rates set forth above. Provided, however, that the Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the period covered by this letter agreement, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Loomis, Sayles & Company, L.P.

By:	/s/ Kevin P. Charleston

Name:	Kevin P. Charleston

Title:	CFO

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